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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 31, 2024

Dear Sir/Madam,

Sub: Company Statement

This is with respect to news articles published earlier today on non- payment of GST in relation to expenses incurred by the overseas branches of the Company.

The Company would like to clarify on this matter:

Karnataka State GST authorities have issued a pre-show cause notice for payment of GST of Rs. 32,403 crores for the period July 2017 to March 2022 towards the expenses incurred by overseas branch offices of Infosys Limited. The Company has responded to the pre-show cause notice. Subsequent to the publication of the news articles the Company has also received a pre-show cause notice from Director General of GST Intelligence on the same matter and the Company is in the process of responding to the same.

The Company believes that as per regulations, GST is not applicable on these expenses. Additionally, as per a recent Circular (circular number 210/4/2024 dated June 26, 2024) issued by the Central Board of Indirect Taxes and Customs on the recommendations of the GST Council, services provided by the overseas branches to Indian entity are not subject to GST.

It is also important to note that the GST payments are eligible for credit or refund against export of IT services.

Infosys has paid all its GST dues and is fully in compliance with the central and state regulations on this matter.

This is for your information and record.

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2024.07.31 20:40:55 +05'30'

A.G.S. Manikantha
Company Secretary
ACS- 21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com